September 25, 2013

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT COURIER

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Icahn Enterprises L.P.
Registration Statement on Form S-3
Filed May 3, 2013
File No. 333-188360

Dear Mr. Dobbie:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 23, 2013 (the “Comment Letter”) with respect to the registration statement on Form S-3 (File No. 333-188360) (the “Registration Statement”) of Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Finance Corp. (“Finance Corp.” and together with Icahn Enterprises, the “Company”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

General

1. We note there are outstanding comments on your Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form S-3.

The Company will not submit a request for acceleration of effective until all comments related to Icahn Enterprises’ Annual Report on Form 10-K have been resolved.

Registration Statement Cover Page

2. We note your disclosure in footnote 5 to the Calculation of Registration Fee table that you are applying the filing fee of $44,640 associated with the unsold securities under your registration statement on Form S-3 (No. 333-158705) against the total filing fee for this registration statement. In accordance with Rule 415(a)(6) of the Securities Act of 1933, please revise to disclose the number of unsold securities covered by the earlier registration statement that are being included in this registration statement.

The Calculation of Registration Fee table has been revised in Amendment No. 1 to the Registration Statement to address the Staff’s comment and to reflect the recent public equity offering conducted by Icahn Enterprises.

Exhibit 5.1

3. Please revise paragraph (a) on page 2 of the opinion to have counsel also opine that the depositary units, when sold, will entitle their holders to the rights specified in the depositary agreement.

Proskauer Rose LLP’s opinion has been revised to address the Staff’s comment and we have re-filed Exhibit 5.1 to the Registration Statement in Amendment No. 1 to the Registration Statement.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/SungHwan Cho

SungHwan Cho
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P.

cc:	Daniel A. Ninivaggi (Icahn Enterprises L.P.)